

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

William Sliney
Chief Financial Officer
VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 100
Scotts Valley, CA 95066
Also via facsimile at: (831) 438-3078

> **Re: VirnetX Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 9, 2010**
> **File No. 001-33852**

Dear Mr. Sliney:

We have reviewed your letter dated October 1, 2010 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2010

Form 10-K for the Fiscal Year ending December 31, 2009

Notes to Financial Statements

Note 8. Warrants, page 55

1. We note the company's analysis in response to our previous comment 2. With regards to the Series I warrants, the disclosure on page 32 states that the exercise price is subject to anti-dilution protection that could reduce the exercise price to 100% of the closing price on September 2, 2009 if the company completes other financings while the Series I warrants are outstanding at a price per share less than the exercise price per share of the

Series I warrants. As the settlement appears to be affected by future equity offerings undertaken by the company, please tell us how you considered the occurrence of the sale of common stock by the company in determining whether the warrants are indexed to the company's own stock. In your response specifically address your consideration of the guidance in Example 9 in ASC 815-40-55-33 and 55-34 and how you concluded that the occurrence of a sale of common stock by the company at market would be considered an input to the fair value of a fixed-for-fixed option on equity shares**.**

Form 10-Q for the Fiscal Quarter ending June 30, 2010

Notes to the Financial Statements

Note 11 – Litigation, page 10

2.   We have read your response to prior comment number 5 and it is unclear how you concluded that the Settlement and License Agreement with Microsoft has only one deliverable. In this regard, we note from the settlement agreement, included as Exhibit 10.1 with the June 30, 2010 Form 10-Q, that payment is in full and complete settlement of all claims asserted against Microsoft as well as consideration of the licenses, releases, waivers and other covenants and rights in the agreement. Please explain further and specifically address, at a minimum, why you believe that there is not a separate measurable and recognizable element related to the litigation settlement. Consequently, unless you are able to develop a reasonable basis to allocate the proceeds to each element and support a pattern of recognition, recording any part of such settlements as revenue may not be appropriate. Please provide us with a revised analysis of your accounting for the settlement that incorporates these concepts.

General

3.   We are continuing to review your application for confidential treatment and will process the amendment promptly. We will provide further comments, if any, upon completion of such review.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney at (202) 551-3545 or Mark Shuman, legal branch chief at (202) 551-3462.

                                                        Sincerely,

                                                        Kathleen Collins
                                                        Accounting Branch Chief